Exhibit 99.1

monday.com Announces Fourth Quarter and Fiscal Year 2022 Results

Fiscal year 2022 revenue of $519.0 million grew 68% year over year (71% FX-adjusted)
Number of customers with more than $50k ARR grew 86% year over year
Achieved positive adjusted free cash flow for the second consecutive year
Announced a partnership with Appfire to expand the monday.com app marketplace

New York / Tel Aviv, February 13, 2023 -- monday.com (NASDAQ: MNDY), a work operating system (Work OS) where organizations of any size can create the tools and processes they need to manage every aspect of their work, today reported financial results for its fourth quarter and fiscal year ended December 31, 2022.

Management Commentary:

“Q4 capped off an amazing year, exceeding our expectations on both the top and bottom lines,” said monday.com founder and co-CEO, Roy Mann. “We finished FY’22 with strong revenue growth, improving efficiency, and positive free cash flow for the second consecutive year. Despite macro uncertainties, we believe we are well positioned for the road ahead.”

“We continue to see strong new customer demand for our products, adding more than 34,000 net new customers during the year,” said monday.com founder and co-CEO, Eran Zinman. “Customers are turning to monday.com to help them execute more strategically and efficiently, and we remain confident in the long-term opportunity ahead as we continue to provide solutions that are core to our customers’ use cases.”

“Our performance in Q4 and FY’22 demonstrates that monday.com continues to drive growth and profitability at scale,” said Eliran Glazer, monday.com CFO. “These strong results make us even more confident in reaching our targets in both the short- and long-term, and we expect to again be free cash flow positive in FY’23.”

Fourth Quarter Fiscal 2022 Financial Highlights:

●	Revenue was $149.9 million, an increase of 57% year-over-year, or 60% on an FX-adjusted basis.
●	GAAP operating loss was $10.1 million compared to a loss of $31.6 million in the fourth quarter of 2021; GAAP operating margin was negative 7% compared to negative 33% in the fourth quarter of 2021.
●
Non-GAAP operating income was $14.3 million compared to a loss of $9.9 million in the fourth quarter of 2021; non-GAAP operating margin was positive 10% compared to negative 10% in the fourth quarter of 2021.

●
GAAP net loss per basic and diluted share was $0.03 compared to GAAP net loss per basic and diluted share of $0.73 in the fourth quarter of 2021; non-GAAP net income per basic share and diluted share was $0.47 and $0.44, respectively, compared to non-GAAP net loss per basic and diluted share of $0.26 in the fourth quarter of 2021.

●
Net cash provided by operating activities was $34.1 million, with $29.7 million of adjusted free cash flow, compared to net cash provided by operating activities of $13.5 million and $10.1 million of adjusted free cash flow in the fourth quarter of 2021.

Fiscal Year 2022 Financial Highlights:

●	Revenue was $519.0 million, an increase of 68% year-over-year, or 71% on an FX-adjusted basis.
●	GAAP operating loss was $152.0 million compared to a loss of $126.1 million in fiscal 2021; GAAP operating margin was negative 29% compared to negative 41% in fiscal 2021.
●	Non-GAAP operating loss was $47.1 million compared to a loss of $52.6 million in fiscal 2021; non-GAAP operating margin was negative 9% compared to negative 17% in fiscal 2021.
●
GAAP net loss per basic and diluted share was $2.99 compared to GAAP net loss per basic and diluted share of $4.53 in fiscal 2021; non-GAAP net loss per basic and diluted share was $0.73, compared to non-GAAP net loss per basic and diluted share of $1.33 in fiscal 2021.

●
Net cash provided by operating activities was $27.1 million, with $8.1 million of adjusted free cash flow, compared to net cash provided by operating activities of $16.4 million and $9.9 million of adjusted free cash flow in fiscal 2021.

Recent Business Highlights:

●	Net dollar retention rate was over 120%.
●	Net dollar retention rate for customers with more than 10 users was over 130%.
●	Net dollar retention rate for customers with more than $50,000 in annual recurring revenue (“ARR”) was over 135%.
●	The total number of paid customers was 186,477, up 23% from 152,048 as of December 31, 2021.
●	The number of paid customers with more than $50,000 in ARR was 1,474, up 86% from 793 as of December 31, 2021.
●
Announced a partnership with Appfire, the world’s largest enterprise collaboration app provider, to expand the monday.com app marketplace with apps that meet the growing needs of the monday.com community.

Financial Outlook:

For the first quarter of the fiscal year 2023, monday.com currently expects:

●	Total revenue of $154 million to $156 million, representing year-over-year growth of 42% to 44%.
●	Non-GAAP operating loss of $19 million to $17 million and negative operating margin of 13% to 12%.

For the full year 2023, monday.com currently expects:

●	Total revenue of $688 million to $693 million, representing year-over-year growth of 33% to 34%.
●	Non-GAAP operating loss of $36 million to $32 million and negative operating margin of approximately 5%.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: revenue excluding FX impacts, non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share and adjusted free cash flow. Certain of these non-GAAP financial measures exclude share-based compensation.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP net loss attributable to ordinary shareholders on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods.

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the net dollar expansion rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue (“ARR”)

Is defined to mean, as of the measurement date, the annualized value of our customer subscriptions plan assuming that any contract that expires during the next 12 months is renewed on its existing terms.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our limited operating history, fluctuations in operating results, and the fact that we derive a majority of revenues from a single product; our history of net losses and risks related to our ability to achieve or maintain profitability and manage our growth or business plan effectively; foreign currency exchange rate fluctuations; real or perceived errors, failures, vulnerabilities or bugs or interruptions or performance problems in the technology or infrastructure underlying our platform; our ability to attract customers, grow our retention rates and expand usage within organizations; risks related to our subscription-based business model; our ability to offer high-quality customer support and consistent sales strategies; our ability to enhance our reputation, brand, and market awareness of our products; risks related to international operations; difficulties in integration of partnerships, acquisitions and alliances; risks associated with environmental and social responsibility; our ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to grow our business; our ability to generate new capabilities to compete in a market that is new and rapidly changing; uncertain global economic conditions; the ability of our Work OS to interoperate with a variety of software applications; our dependence on third parties for web engine searches, the maintenance of our infrastructure, the hosting of our platform, and mobile application distribution; risks related to security disruptions, unauthorized system access and evolving privacy laws and regulations; the novelty of our Digital Lift Initiative; changes in tax law and regulations; our ability to maintain, protect or enforce our intellectual property rights or risks related to claims that we infringe the intellectual property rights of others; risks related to our use of open-source software; risks related to our founder shares that provide certain veto rights; risks related to our status as a foreign private issuer located in Israel; our expectation not to pay dividends for the foreseeable future; risks related to legal and regulatory matters; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 16, 2022. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com’s views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com’s views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its fourth quarter and fiscal year 2022 and financial outlook. The live call may also be accessed via telephone at (855) 979-6654 or +1 (646) 664-1960 (outside the U.S.). Please reference conference ID: 645330. An archived webcast can be accessed from the News & Events section of monday.com’s Investor Relations website following the call.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

The monday.com Work OS is a low code-no code platform that democratizes the power of software so organizations can easily build work management tools and software applications to fit their every need. The platform intuitively connects people to processes and systems, empowering teams to excel in every aspect of their work while creating an environment of transparency in business. monday.com has offices in Tel Aviv, New York, Miami, Chicago, Denver, London, Warsaw, Sydney, Melbourne, São Paulo, and Tokyo. The platform is fully customizable to suit any business vertical and is currently used by over 186,000 customers across over 200 industries in over 200 countries and territories.

Visit us on our LinkedIn, Twitter, Instagram and Facebook .

For more information about monday.com please visit our Press Room.

CONTACTS

Investor Relations:
Byron Stephen
byron@monday.com

Media Relations:
Leah Walters
leah@monday.com

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended December 31,		Year ended December 31
	2022	2021	2022	2021
	(unaudited)		(unaudited)	(audited)
Revenue	$149,921	$95,545	$519,029	$308,150
Cost of revenue	17,359	11,768	66,528	39,013
Gross profit	132,562	83,777	452,501	269,137
Operating expenses:
Research and development	32,560	21,959	127,047	73,686
Sales and marketing	88,385	76,535	392,068	268,083
General and administrative	21,717	16,881	85,401	53,493
Total operating expenses	142,662	115,375	604,516	395,262
Operating loss	(10,100)	(31,598)	(152,015)	(126,125)
Financial income (expense), net	11,137	147	22,554	(838)
Income (loss) before income taxes	1,037	(31,451)	(129,461)	(126,963)
Income tax	(2,525)	(1,154)	(7,406)	(2,331)
Net loss	$(1,488)	$(32,605)	$(136,867)	$(129,294)
Deemed dividend to preferred shareholders	-	-	-	(8,203)
Net loss attributable to ordinary shareholders	$(1,488)	$(32,605)	$(136,867)	$(137,497)

Net loss per share attributable to ordinary shareholders’, basic and diluted	$(0.03)	$(0.73)	$(2.99)	$(4.53)
Weighted-average ordinary shares used in calculating net loss per ordinary share, basic and diluted	47,659,154	44,741,992	45,804,714	30,332,006

MONDAY.COM LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2022	2021
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$885,894	$886,812
Accounts receivable, net	13,226	8,509
Prepaid expenses and other current assets	24,725	18,172
Total current assets	923,845	913,493
LONG TERM-ASSETS:
Property and equipment, net	34,416	19,599
Operating lease right-of-use assets	80,197	-
Other long-term assets	585	100
Total long-term assets	115,198	19,699
Total assets	$1,039,043	$933,192
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$7,335	$23,612
Accrued expenses and other current liabilities	73,706	70,135
Deferred revenue	198,099	134,438
Operating lease liabilities, current	19,083	-
Total current liabilities	298,223	228,185
LONG-TERM LIABILITIES
Operating lease liabilities, non-current	58,638	-
Deferred revenue, non-current	2,442	1,612
Total long-term liabilities	61,080	1,612
Total liabilities	359,303	229,797
SHAREHOLDERS' EQUITY:
Other comprehensive income (loss)	(3,210)	594
Share capital and additional paid-in capital	1,265,477	1,148,461
Accumulated deficit	(582,527)	(445,660)
Total shareholders’ equity	679,740	703,395
Total liabilities and shareholders’ equity	$1,039,043	$933,192

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended		Year ended
	December 31,		December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)	(audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,488)	$(32,605)	$(136,867)	$(129,294)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,183	963	8,567	2,746
Capital loss from sale of property and equipment	—	10	—	76
Share-based compensation	24,378	21,669	104,920	73,529
Change in accrued interest on revolving credit facility	—	—	—	(16)

Changes in operating assets and liabilities:
Accounts receivable, net	1,240	(1,551)	(4,717)	(4,598)
Prepaid expenses and other assets	4,147	(2,303)	6,490	(13,335)
Accounts payable	678	3,053	(16,072)	(2,040)
Accrued expenses and other liabilities, net	(7,601)	6,753	326	24,915
Deferred revenue	9,544	17,527	64,491	64,372
Net cash provided by operating activities	34,081	13,516	27,138	16,355

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(3,760)	(2,974)	(16,003)	(11,578)
Capitalized software development costs	(656)	(432)	(2,998)	(2,180)
Proceeds from sale of property and equipment	—	105	—	129
Changes in short-term deposits	—	—	—	10,000
Net cash used in investing activities	(4,416)	(3,301)	(19,001)	(3,629)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering and concurrent private placement, net of underwriting discounts and other issuance costs	—	—	—	735,856
Proceeds from exercise of share options and employee share purchase plan	3,904	1,661	12,181	5,249
Receipt of tax advance relating to exercises of share options and RSUs, net	—	—	—	(21,000)
Repayment of revolving credit facility, net	(220)	(1,265)	(21,152)	22,258
Capital lease payments	(23)	(19)	(84)	(91)
Net cash provided by (used in) financing activities	3,661	377	(9,055)	742,272

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	33,326	10,592	(918)	754,998
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - Beginning of period	852,568	876,220	886,812	131,814
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - End of period	$885,894	$886,812	$885,894	$886,812

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEET:
Cash and cash equivalents	$885,894	$886,812	$885,894	$886,812
Total cash, cash equivalents, and restricted cash	$885,894	$886,812	$885,894	$886,812

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)
Reconciliation of gross profit and gross margin
GAAP gross profit	$132,562	$83,777	$452,501	$269,137
Share-based compensation	2,367	2,210	10,406	7,681
Non-GAAP gross profit	$134,929	$85,987	$462,907	$276,818
GAAP gross margin	88%	88%	87%	87%
Non-GAAP gross margin	90%	90%	89%	90%
Reconciliation of operating expenses
GAAP research and development	$32,560	$21,959	$127,047	$73,686
Share-based compensation	(7,845)	(6,554)	(32,957)	(21,779)
Non-GAAP research and development	$24,715	$15,405	$94,090	$51,907

GAAP sales and marketing	$88,385	$76,535	$392,068	$268,083
Share-based compensation	(7,466)	(7,117)	(33,457)	(23,135)
Non-GAAP sales and marketing	$80,919	$69,418	$358,611	$244,948

GAAP general and administrative	$21,717	$16,881	$85,401	$53,493
Share-based compensation	(6,700)	(5,788)	(28,100)	(20,934)
Non-GAAP general and administrative	$15,017	$11,093	$57,301	$32,559

Reconciliation of operating income (loss)
GAAP operating loss	$(10,100)	$(31,598)	$(152,015)	$(126,125)
Share-based compensation	24,378	21,669	104,920	73,529
Non-GAAP operating income (loss)	$14,278	$(9,929)	$(47,095)	$(52,596)
GAAP operating margin	(7)%	(33)%	(29)%	(41)%
Non-GAAP operating margin	10%	(10)%	(9)%	(17)%

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information (Cont.)

(U.S. dollars in thousands, except share and per share data)

Three months ended December 31,		Year ended December 31,
2022	2021	2022	2021
(unaudited)		(unaudited)

Reconciliation of net income (loss)
GAAP net loss	$(1,488)	$(32,605)	$(136,867)	$(129,294)
Share-based compensation	24,378	21,669	104,920	73,529
Tax benefit related to share-based compensation(1)	(688)	(780)	(1,431)	(3,069)
Non-GAAP net income (loss)	$22,202	$(11,716)	$(33,378)	$(58,834)

Reconciliation of net income (loss) attributable to ordinary shareholders
GAAP net loss attributable to ordinary shareholders	$(1,488)	$(32,605)	$(136,867)	$(137,497)
Deemed dividend to preferred shareholders	—	—	-	8,203
Share-based compensation	24,378	21,669	104,920	73,529
Tax benefit related to share-based compensation(1)	(688)	(780)	(1,431)	(3,069)
Non-GAAP net income (loss)	$22,202	$(11,716)	$(33,378)	$(58,834)

GAAP net loss per share attributable to ordinary shareholders’, basic and diluted	$(0.03)	$(0.73)	$(2.99)	$(4.53)
Non-GAAP net income (loss) per share, basic	$0.47	$(0.26)	$(0.73)	$(1.33)
Non-GAAP net income (loss) per share, diluted	$0.44	$(0.26)	$(0.73)	$(1.33)

Reconciliation of basic and diluted weighted average number of shares outstanding
Weighted average number of ordinary shares outstanding used in computing basic and diluted net loss per share (GAAP)	47,659,154	44,741,992	45,804,714	30,332,006
Additional shares giving effect to IPO and concurrent private placement (2)	—	—	—	2,226,182
Additional shares giving effect to conversion of convertible preferred shares at the beginning of the period (3)	—	—	—	11,662,681
Weighted average number of ordinary shares outstanding used in computing basic net income (loss) per share (Non-GAAP)	47,659,154	44,741,992	45,804,714	44,220,869
Dilution from share options and RSUs(4)	2,718,269	—	—	—
Weighted average number of ordinary shares outstanding used in computing diluted net income (loss) per share (Non-GAAP)	50,377,423	44,741,992	45,804,714	44,220,869

(1)
The tax benefits generated from the exercise of the disqualifying disposition of incentive share options were excluded in calculating its non-GAAP net income (loss) and non-GAAP basic and diluted net income (loss) per share. The Company believes that excluding these tax benefits enables investors to see the full effect that excluding share-based compensation expenses had on the operating results.

(2)
Assumes ordinary shares outstanding after accounting for the issuance of 5,037,742 ordinary shares associated with our initial public offering and concurrent private placement at the beginning of the fiscal year ended December 31, 2021, instead of the IPO closing date, June 10, 2021.

(3)	Assumes ordinary shares outstanding after accounting for the automatic conversion of the preferred shares then outstanding into ordinary shares at the beginning of the fiscal year.
(4)
The effect of these dilutive shares were not included in the GAAP calculation of diluted net loss per share for the years ended December 31, 2022 and 2021 and three months ended December 31, 2021, because the effect would have been anti-dilutive.

The following table reconciles GAAP revenue to the non–GAAP measure of FX-adjusted year-over-year revenue growth rates, which excludes the impact of changes in foreign currency exchange rates. The company believes FX-adjusted growth rates provide a useful framework for assessing our business performance excluding the effects of foreign currency exchange rate fluctuations. The impact of foreign currency is determined by calculating the current year result using foreign exchange rates consistent with the prior year:

	Three months ended				Year ended
	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2022
	(unaudited)				(unaudited)
Revenue growth as reported	57%	65%	75%	84%	68%
Impact of foreign currency exchange rates	3%	3%	2%	1%	3%
Revenue growth, FX-adjusted	60%	68%	77%	85%	71%

MONDAY.COM LTD

Reconciliation of net cash provided by operating activities to adjusted free cash flow

(U.S. dollars in thousands)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
	(unaudited)		(unaudited)

Net cash provided by operating activities	$34,081	$13,516	$27,138	$16,355
Purchase of property and equipment	(3,760)	(2,974)	(16,003)	(11,578)
Capitalized software development costs	(656)	(432)	(2,998)	(2,180)
Purchase of property and equipment related to build-out of our new corporate headquarters	—	—	—	7,303
Adjusted free cash flow	$29,665	$10,110	$8,137	$9,900
Adjusted free cash flow margin	20%	11%	2%	3%